Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Montana Technologies Corporation on Form S-1 of our report dated March 11, 2024, which includes an explanatory paragraph as to Power & Digital Infrastructure Acquisition II Corp.’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of Power & Digital Infrastructure Acquisition II Corp. as of December 31, 2023 and 2022 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on March 14, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 11, 2024